## Annual General Meeting of Shareholders of SaverOne 2014 Ltd.

**Date:** October 24, 2022
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

| | For | Against | Abstain |
|---|---|---|---|
| 1. To re-elect Ori Gilboa to the Company's Board of Directors until the Company's next annual general meeting of shareholders. | ☐ | ☐ | ☐ |
| 2. To re-elect Jacob Tenenboim to the Company's Board of Directors until the Company's next annual general meeting of shareholders. | ☐ | ☐ | ☐ |
| 3. To re-elect Yaron Be'eri to the Company's Board of Directors as an independent director until the Company's next annual general meeting of shareholders. | ☐ | ☐ | ☐ |
| 4. To approve the re-appointment Fahn Kanne & Co. Grant Thornton Israel as the Company's independent registered public accounting firm for the year ending December 31, 2022, and until the Company's next annual general meeting of shareholders, and to authorize the Company's Board of Directors to fix such accounting firm's compensation. | ☐ | ☐ | ☐ |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

____________________ Please Sign Here

____________________ Please Date Above

____________________ Please Sign Here

____________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Annual General Meeting of Shareholders of SaverOne 2014 Ltd. to be held October 24, 2022 For Holders as of September 26,2022

### MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

**All votes must be received by 12:00 p.m. EDT October 17, 2022.**

**PROXY TABULATOR FOR**
SAVERONE 2014 LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

# SaverOne 2014 Ltd.

## Instructions to The Bank of New York Mellon, as Depositary
## (Must be received prior to 12 p.m. EDT on October 17, 2022)

The undersigned Holder of American Depositary Receipts ("ADRs" ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of **SaverOne 2014 Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business **September 26, 2022**, at the Company's **Annual General Meeting to be held on October 24, 2022, 3:00 p.m. Israel time** at the offices of the Company at Em Hamoshavot Rd. 94, Petah Tikva, Israel.

**NOTE:**

**Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.**

**The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.**

**The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement.**

**(Continued and to be marked, dated and signed, on the other side)**

PROXY TABULATOR FOR
SaverOne 2014 Ltd.
P.O. Box 8016
CARY, NC 27512-9903